SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    Form 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of:  May 2004                     Commission File Number: 1-31402


                                    CAE INC.
                              (Name of Registrant)

                                Royal Bank Plaza
                                   Suite 3060
                                Toronto, Ontario
                                 Canada M5J 2J1
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               Form 20-F                 Form 40-F   X
                                                   -----


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X
                                           -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      Yes                 No   X
                          -----              -----


If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                CAE Inc.


Date: May 17, 2004              By:   /s/ Aline Belanger
                                     ------------------------------------

                                Name:   Aline Belanger
                                Title:  Vice President, Corporate Controller and
                                        Assistant Corporate Secretary



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                                  EXHIBIT INDEX



     Exhibit                   Description of Exhibit
     -------                   ----------------------

       99                      Press Release - Q4 Earnings Release



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                                                                       EXHIBIT 1